

October 8, 2013

<u>Via E-mail</u>
Julio M. Quintana
President and Chief Executive Officer
Tesco Corporation
3993 West Sam Houston Parkway North, Suite 100
Houston, Texas 77043-1221

      Re: **Tesco Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 5, 2013
               File No. 1-34090

Dear Mr. Quintana:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ A.N. Parker *for*

               H. Roger Schwall
               Assistant Director

cc: <u>Via E-mail</u>
       Dean Ferris
       Tesco Corporation

       Ted Gilman
       Andrews Kurth LLP